DIANA CONTAINERSHIPS INC.
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece

March 21, 2016

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4628

RE:
Notice of Disclosure filed in Diana Containership Inc.'s Form 20-F for the year ended 2015 under Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Diana Containerships Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 2015, which was filed with the U.S. Securities and Exchange Commission on March 21, 2016.

Respectfully submitted,

DIANA CONTAINERSHIPS INC.

By:	/s/ Andreas Michalopoulos
	Name:	Andreas Michalopoulos
	Title:	Chief Financial Officer and Treasurer